Filed by Unilever N.V.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Unilever N.V.

Commission File Number: 001-04547

Commission File Number for Related Registration Statement on Form F-4: 333-224431

Date: June 14, 2018

IMPORTANT INFORMATION

This document is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “Securities Act”), or an exemption therefrom.

In connection with the reorganisation of Unilever PLC and Unilever N.V. and their respective group companies (“Simplification”) under a new holding company (“New NV”), New NV has filed a registration statement on Form F-4, which includes a prospectus with respect to the merger of one of its subsidiaries with Unilever N.V. (the “Proposed Merger”) and Simplification. The final prospectus, will be delivered to shareholders of Unilever N.V. with a registered address in the United States and holders of Unilever N.V. New York registry shares.

New NV also expects to issue ordinary shares to security holders of Unilever PLC pursuant to a UK scheme of arrangement (the “Proposed Scheme”) in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) for which it will not file a registration statement. Unilever PLC intends to send or otherwise disseminate a scheme circular and other relevant documents with respect to the Proposed Scheme and Simplification to security holders of Unilever PLC.

The release, publication or distribution of this document in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this document is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER N.V. ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED MERGER AND SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED MERGER AND SIMPLIFICATION.

SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER PLC ARE ADVISED TO READ THE SCHEME CIRCULAR AND OTHER RELEVANT DOCUMENTS REGARDING THE PROPOSED SCHEME AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED SCHEME AND SIMPLIFICATION.

Shareholders and security holders will be able to obtain free copies of the prospectus, as well as other filings containing information about New NV, Unilever PLC and Unilever N.V., without charge, at the SEC’s website at http://www.sec.gov. Shareholders may also obtain these documents, without charge, from Unilever’s website at http://www.unilever.com. Shareholders and security holders will be able to obtain free copies of the scheme circular by going to Unilever’s website, www.unilever.com.

This document does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, New NV may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

This document does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended. Any purchase of securities of New NV should only be made on the basis of information that will be contained in the prospectus to be issued in due course in connection with the proposed admission of New NV’s ordinary shares to (i) listing and trading on Euronext in Amsterdam (ii) the Official List of the United Kingdom Listing Authority and (iii) trading on the Main Market of the London Stock Exchange (the “EU Prospectus”), and to be approved by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and passported to the United Kingdom, and any supplement or amendment thereto. The EU Prospectus will contain detailed information about the Company and its management, as well as financial statements and other financial data. The EU Prospectus, when published, will be available at http://www.unilever.com at no cost. It may be unlawful to distribute these materials in certain jurisdictions.

On June 14, 2018, Graeme Pitkethly, the Chief Financial Officer of Unilever N.V. and Unilever PLC (together, “Unilever”), and Kees Kruythoff, President of Unilever’s Home Care category, presented the following slide as part of a presentation at the Deutsche Bank Paris Conference:

Unilever - Deutsche Bank Conference Graeme Pitkethly / Kees Kruythoff June 14th 2018

SAFE HARBOUR STATEMENT This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the ‘Group’). They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; the effect of climate change on Unilever’s business; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017.

Our core strengths C4G: An operating model that delivers scale, speed & agility BRANDS Purpose-led global + local brands: 85% of turnover from #1 or #2 positions GEOGRAPHIC PRESENCE Available in 190 markets. Access to Emerging Market growth without the volatility DISTRIBUTION 2.5 billion consumers through 30 million outlets. Broad channel expertise MANAGEMENT 80% of leaders are local. #1 FMCG employer in 44 countries

Fast pace of change Fragmentation Complexity and costs Changing value chain Consumers ChannelsMedia Competitors E-sourcing

Creating opportunities for global and local brands Local brands continue to gain share Global brands gaining penetration Source: Kantar World Panel Brand Footprint Report, May 2018 Share of global consumer spend 2017 penetration gains (%)

A portfolio of strong global and local brands Leading global brands Strong local jewels Unrivalled consumer reach Nearest Nearest Source: Kantar World Panel Brand Footprint Report, May 2018 Number of consumer reach points Unilever 36 bn competitor 12 bn Number of top 50 FMCG brands Unilever 13 competitor 6

Agenda for today 4 Our strategy for growth and margin in Home Care 3 Why we are confident we will deliver 20% Underlying Operating Margin 2 How we are adapting that model, leveraging digital 1 Why our business model drives superior growth

Superior growth: Market development More users More usage penetration since 2014 Underlying Sales Growth of 8% p.a. 2011 to 2017 Available in 140 countries >3% increase in global Dove More benefits

Superior growth: Innovation Improved capabilities More global and more local More channel focus 3 more focused divisions Increased speed & agility CCBTs CCBTs CCBTs

Building our portfolio 70 20 10 Accelerated by bolt-on acquisitions

Adapting our business model, leveraging digital Data-driven marketing Automation Partnerships Processes Technology Contenta ersions 250 automat 120k Hours released

Delivering 20% Underlying Operating Margin Gross Margin Structural changes savings programme Divisional ownership. Dynamic resource allocation. Headroom Mix: Segments, formats, innovation 5S: Cross functional and holistic New organisation supported with process and capability redesign ‘4G’ ZBB culture integrated into new ways of working and KPIs Technology & services interlocking to drive operational excellence at lower cost

Kees Kruythoff President of Home Care

Our Home Care business Strong brands Superior products Engine of growth Delivering margin 80% EM footprint Leaders where we play 20% of Unilever +5% CAGR 2014 - ’17 >95% Wins & Parity 5S Machine

Home Care strategic role in Unilever 2017 USG% 2017 UOM (bps) 2017 UOM% 17.6% 130 3030 10 Top 3 competitors 28.1% 20.4% 12.2% Top 3 competitors 4.4% 2.0%2.8% -2.0% Top 3 competitors

Fast pace of change Emerging consumer needs Evolving shopper habits Growing fragmentation Consumers ChannelsMedia Competitors

Making your home a better world Making our world a better home. HomeCare

4 categories with sharp & differentiated strategic roles Ready to wear clothes Fabric & Fashion Caring for a cleaner world Restoring Life's essentials ,. i!DtmTRULIVA -k s·f Neutral' {QtnjOrt DAY "' 0 seventh •sun · <9 generation_ r ' DWt Good f / Sn e RP -rso skiP "'" . ealueair seventh0 t less. generation_ LIFE ESSENTIALS HOME & HYGIENE FABRIC SENSATIONS FABRIC SOLUTIONS

Winning in the market place Disruptive new formats Naturals Winning in channels More local More global

Key geographies: e.g. China Ready to grow China for China Strategic partnerships > €1 BILLION BUSINESS BY 2020 €850m11.5% TO FY ´17USG YTD

Sustainability as key growth driver Strong local partnerships Locally relevant activities Addressing burning issues “Zero sachet to nature” “Pick up the brush” Recycling beach plastics

Delivering 16% Underlying Optimised Supply Chain Operating Margin Strategic growth mix 5S machine C4G fluid organisation More Experts Double Hatting Fluid Roles Capabilities of the FutureFewer Activities 4.8%>5% 20162017FC2018 Savings as a % of turnover 3.7% <14% SCCC

Making Making our world a better home. your better home world a Home Care

Graeme Pitkethly Chief Financial Officer

Simplification of our historic dual-headed structure Strategic rationale Timing FTSE Russell included in FTSE UK series EuroStoxx •Deep engagement with FTSE •Extremely unlikely to be •Likely increased weighting in •Circulars early Q3 •EGM end Q3 •Implementation by year end •Simpler •Stronger governance •Strategic optionality •Demergers

Short-term disruption in Brazil 11 day transport strike Distribution has now returned to normal Q2 sales impact expected to be -€150m Inventories & pipeline will re-fill in H2

Re-confirming our full year outlook Underlying sales growth in the 3-5% range Underlying Operating Margin: continued progress to 20% Strong cash flow

Unilever - Deutsche Bank Conference Graeme Pitkethly / Kees Kruythoff June 14th 2018

******

Unilever sent the following quotes from Graeme Pitkethly’s presentation at the Deutsche Bank Paris Conference to journalists via email on June 14, 2018:

“Simplification of our dual headed legal structure is an important next step to:

•                  Make our business simpler.

•                  Strengthen our corporate governance moving to one share, one vote for the first time in Unilever’s history. One pool of liquidity and one voting electorate will mean we have full shareholder democracy and resolutions can only be carried with the backing of the majority of shareholders.

•                  And it will unlock greater flexibility for strategic portfolio change, including through equity-settled acquisitions or de-mergers.

We are on track for implementation by the end of the year and we expect documentation to go out in early Q3 ahead of EGMs at the end of Q3.

We’ve been engaging extensively with FTSE Russell over the last few weeks and months and from this it is clear that it is extremely unlikely that the ‘New NV’ shares after Simplification will be included in the FTSE UK series. Consequently our weighting in the pan European indices will be increased. We understand and appreciate that a departure from the FTSE index has negative implications for some investors that are benchmarked to it. However simplification is the right thing for the company and our shareholders as a whole. We will be maintaining a premium listing in London and we would hope those investors who are impacted have sufficient flexibility in their portfolios to continue to hold Unilever.”

Unilever sent the following information to journalists via email on June 14, 2018 as background to remarks made by Graeme Pitkethly at the Deutsche Bank Paris Conference on June 14, 2018:

“The final decision from FTSE Russell is likely to come after the public documents relating to simplification are posted to shareholders in early Q3 ahead of EGMs at the end of Q3. That said, FTSE Russell have given very clear guidance and we don’t expect that to change […]

“Since we announced the Board’s proposal for Unilever will be simplified and be registered in the Netherlands, we have been engaging with FTSE Russell to establish whether Unilever would be able to remain in the FTSE Index. They have now indicated that it is extremely unlikely that they will include the new Unilever shares in the index. They have not yet confirmed it publicly because there is a process to this, and Unilever needs to publish the documents for shareholders (which will happen in the next couple of months) before FTSE Russell is able to communicate. To clarify: this has no bearing on Unilever’s listing on the London Stock Exchange. The company will still be listed, share price will be available in £ and so on.”

*******